TEMPLETON DRAGON FUND, INC.
                          500 EAST BROWARD BOULEVARD
                      FT. LAUDERDALE, FLORIDA 33394-3091
                                August 1, 1997


Dear Shareholder:

We are writing to you to ask for your vote on important questions that affect your investment in Templeton Dragon Fund, Inc. (the "Fund"). We urge you to review the attached proxy statement, cast your vote, and return the enclosed proxy card in the envelope provided.

In addition to electing directors and selecting auditors, you will be asked to consider and vote on a shareholder proposal requesting that the Board of Directors consider approving, and submitting for shareholder approval, a proposal to convert the Fund from a closed-end fund to an interval fund. The Directors all recommend that you vote "AGAINST" this proposal.

The Directors believe that the best way for the Fund to pursue its investment objective is as a closed-end fund. The Fund's investment objective is long term capital appreciation and the Fund pursues this objective by identifying investments in the China region on a company-by-company basis and holding these investments for a sufficiently long period of time to allow them to appreciate in value. This long-term investment philosophy, together with the more volatile nature of the Chinese securities market, led the Board to originally organize the Fund as a closed-end fund.

China has only recently begun to open its markets. To fully take advantage of China's enormous economic potential requires a long term investment strategy. A short-term investment strategy created for short-term economic gain is inconsistent with the Fund's long term strategy. The Board and Management believe that the closed-end arrangement remains the best structure for the Fund. For these reasons and in light of the additional considerations discussed in the accompanying proxy statement, the Directors do not now believe that converting the Fund from a closed-end fund to an interval fund is in the best interests of the Fund and its shareholders, and the Directors urge you to vote AGAINST Proposal 3.

We appreciate your participation and prompt response in this matter and thank you for your continued support.


/s/J. MARK MOBIUS
J. MARK MOBIUS
President